Exhibit 21.1

LIST OF LIVE VENTURES INCORPORATED SUBSIDIARIES

Name of Subsidiary (1)	Jurisdiction of Incorporation
ApplianceSmart Holdings LLC	Nevada
ApplianceSmart, Inc.	Minnesota
Better Backers Finishing LLC	Delaware
CRO Affiliated, LLC	Delaware
Elite Builder Services, Inc.	California
Floorable, LLC	California
Flooring Affiliated Holdings, LLC	Delaware
Flooring Liquidators, Inc.	California
Marquis Affiliated Holdings LLC	Delaware
Marquis Industries, Inc.	Georgia
Marquis Real Estate Holdings, LLC	Delaware
Midwest Floor Source, Inc.	Minnesota
PMW Affiliated Holdings, LLC	Delaware
Precision Affiliated Holdings LLC	Delaware
Precision Industries, Inc.	Pennsylvania
Precision Metal Works, Inc.	Kentucky
Rocky Mountain Wholesale Flooring, Inc.	Utah
SW Affiliated Holdings LLC	Nevada
The Kinetic Co., Inc.	Wisconsin
Vintage Stock Affiliated Holdings LLC	Nevada
Vintage Stock, Inc.	Missouri
1 Other subsidiaries have been omitted because, when considered in the aggregate, they do not constitute a significant subsidiary.